SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_____________________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 3)*

RASER TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

754055101
(CUSIP Number)

February 3, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
⊠           Rule 13d-1(b)
□           Rule 13d-1(c)
□           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 754055101	13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Fletcher Asset Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	7,875,190
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	7,875,190
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,875,190
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		□
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.0%
12.	TYPE OF REPORTING PERSON		IA

CUSIP No. 754055101	13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Fletcher International, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,875,190
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		□
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.0%
12.	TYPE OF REPORTING PERSON		CO

CUSIP No. 754055101	13G/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Alphonse Fletcher, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,875,190
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		□
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.0%
12.	TYPE OF REPORTING PERSON		HC

Item 1(a).	Name of Issuer:
Raser Technologies, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
5152 North Edgewood Drive, Suite 375 Provo, Utah 84604
Item 2(a).	Names of Persons Filing:
Fletcher Asset Management, Inc. ("FAM"), Fletcher International, Ltd. ("FIL") and Alphonse Fletcher, Jr.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Fletcher Asset Management, Inc. 48 Wall Street 5th Floor New York, New York 10005
Item 2(c).	Citizenship:
FAM is a corporation organized under the laws of the State of Delaware. FIL is a company domiciled in Bermuda. Alphonse Fletcher, Jr. is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value
Item 2(e).	CUSIP Number:
754055101
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________
Item 4.	Ownership.
(a)	Amount Beneficially Owned:
7,875,190 shares
(b)	Percent of Class:

9.0% (based on 87,422,565 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Raser Technologies, Inc. (the "Company") consisting of (i) 79,547,375 shares publicly reported by the Company to be outstanding as of February 3, 2010 and (ii) 7,875,190 shares of Common Stock underlying the Warrant (as defined below) beneficially owned by FAM, FIL and Mr. Fletcher issuable within 60 days as of December 31, 2009).

(c)	Number of shares as to which FAM has:
	(i)	Sole power to vote or to direct the vote:
7,875,190 shares
	(ii)	Shared power to vote or to direct the vote:
0 shares
	(iii)	Sole power to dispose or to direct the disposition of:
7,875,190 shares
	(iv)	Shared power to dispose or to direct the disposition of:
0 shares

The 7,875,190 shares of Common Stock reported to be beneficially owned consist of 7,875,190 shares of Common Stock issuable upon (i) the exercise by FIL of a Warrant dated November 13, 2008 as modified (the "2008 Warrant"), granted by the Company to FIL, and (ii) the conversion or redemption by FIL of (a) Convertible Securities issued to FIL (the "Convertible Securities") pursuant to an Agreement dated February 3, 2010 (the "Agreement"), by and between the Company, CapStone Investments and FIL, and (b) Convertible Securities underlying a Warrant dated February 3, 2010 (the "2010 Warrant"), granted by the Company in connection with such Agreement.  The beneficial ownership reported reflects the shares of Common Stock issuable within 60 days as of February 3, 2010.  The holdings do not reflect additional shares of Common Stock issuable upon the exercise of the 2008 Warrant or the conversion or redemption of the Convertible Securities or the Convertible Securities underlying the 2010 Warrant commencing sixty-five (65) days after FIL provides one or more notices to the Company.

The shares of Common Stock of the Company reported to be beneficially owned consist of shares of Common Stock and Common Stock issuable under the Agreement, including assuming the exercise of the 2010 Warrant, and upon exercise of the 2008 Warrant held in one or more accounts managed by FAM (the "Accounts") for FIL.  FAM has sole power to vote and sole power to dispose of all shares of Common Stock issuable under the Agreement and underlying the Warrant in the Accounts.  By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Schedule 13G/A is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock issued to FIL under the Agreement and assuming issuance of Common Stock issuable upon exercise of the Warrant to FIL held in the Accounts managed by FAM.  By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, FAM, FIL and Mr. Fletcher may each be deemed to beneficially own the shares of Common Stock issued to FIL and Common Stock underlying the Warrant held in the Accounts.  The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares purchased for its account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
This Schedule 13G/A is filed by FAM, FIL and Mr. Fletcher.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certifications.

By signing below Fletcher Asset Management, Inc., Fletcher International, Ltd. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:              February 12, 2010

Fletcher Asset Management, Inc.

By:	/s/ Peter Zayfert
Name: Peter Zayfert
Title: Authorized Signatory

Fletcher International, Ltd. by its duly authorized investment advisor, Fletcher Asset Management, Inc.

By:	/s/ Peter Zayfert
Name: Peter Zayfert
Title: Authorized Signatory

Alphonse Fletcher, Jr., in his individual capacity

By:	/s/ Denis J. Kiely
Name: Denis J. Kiely for Alphonse Fletcher, Jr.
*By Power of Attorney, dated February 14, 2001, attached as Exhibit A hereto.

Exhibit A
Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below revokes all prior Power of Attorney and appoints Denis J. Kiely to act severally as attorney-in-fact for the undersigned solely for the purpose of executing reports required under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Signed:     /s/ Alphonse Fletcher Jr.
          Alphonse Fletcher Jr.

Dated:  February 14, 2001